Exhibit 1 t 6-K dated Janaury, 2003

                            TRIBAND ENTERPRISE CORP.
                                 (The "Company")
                         TSX Venture Exchange Symbol TRD
                               OTCBB Symbol TRDBF
                                  Vancouver, BC
                               January 28th, 2003.
             FOR IMMEDIATE RELEASE issued and outstanding 7,560,736

                   TRIBAND TO COMMENCE NEVADA GOLD EXPLORATION

Mr. Gary Freeman, President of Triband Enterprise Corp., announces that the Company will initiate exploration on its Lewis Property Project in 2003.

The Lewis Property is located within the Battle Mountain Gold Belt of North Central Nevada. This Gold Belt hosts many major deposits, including the Fortitude deposit of over one million ounces, the Hilltop deposit of over one million ounces and the Cortez Pipeline deposits of over 10 million ounces. These deposits are all within 17 miles of the Lewis Property Project.

The Lewis Property Project consists of the 100% owned BET claims covering 450 acres and the Betty O'Neal group, currently under option, covering 330 acres. The Betty O'Neal Silver Mine produced 3.6 million ounces of silver from high grade veins between 1922 and 1928 and is located within Triband's property borders.

Triband has owned the Nevada properties for several years and has expended over $1,000,000 in work programs in the past. Field work by Triband in the late 1990's produced two significant drill targets. Whiskey Canyon hosts an anomaly, which is 1500 feet long and 500 feet wide and has yielded soil values from 100 ppb to 1340 ppb (1.34 gm/tonne) rock chip samples of 6583 ppb (6.58 gm/tonne) Au.

The Yankee anomaly, lies within Triband's patented Yankee claim. The Yankee target is 1000 feet long and 300 feet wide with soil values from 100 to 580 ppb and rock chips to 2500 ppb (2.5 gm/tonne) Au. A significant portion of the property remains to be assessed.

Prior to this year, the gold sector had remained un-economic for Triband; however, with the recent attention to the gold market as well as higher gold prices, the Company has determined that an exploration program is warranted.

Triband's exploration strategy in Nevada will consist of detailed sampling and drilling of initial targets and detailed mapping and sampling of unexplored portions of the Company's properties.

Triband's management is currently designing a detailed work program and expects the exploration will commence as soon as weather permits. Triband is presently assessing other property acquisitions.

ON BEHALF OF THE BOARD

"GARY FREEMAN"
President

For further information, please contact Gary Freeman at (604) 331-0096 and visit the web site at www.triband-enterprise.com

THE TSX Venture Exchange HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENT OF THIS NEWS RELEASE